EnviroMission
EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

07021295

SUPPL

82-34693

Thursday 15 February, 2007

SEC FILE NO: ~~82-3469~~

SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C. 185 SECTION

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed company announcements released to the Australian Stock Exchange for EnviroMission Limited (ASX: EVM; US OTC: EVOMY) for the period 07 – 15 February, 2007.

It would be appreciated if a customer service advisor (or similar) could make contact by return mail or to me (Kim Forte) on +61414690356 to discuss lodgment protocols and methods for streamlined document lodgment.

I anticipate being in the United States in early March and would value the opportunity to meet with SEC staff to discuss systems and procedures as they relate to Australian companies engaged in Pink Sheet activity in the United States.

For our own records we would also value some method or receipt acknowledging the lodgment of documents as we remain uncertain of the process or remittance advice system used by the SEC.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

3

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Enviro
Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Thursday 15 February, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

EnviroMission Chief Talks Strategy in Online Broadcast

EnviroMission's Chief Executive, Roger Davey, overviewed the latest news and strategy surrounding Solar Tower development in an online broadcast available for public access at:

http://www.brr.com.au/event/EVM/1674/18879/wmp/fiaa0a7ojr/kuq0g6xdvz

Mr. Davey spoke to Boardroom Radio, Australia's leading online broadcaster for ASX and NZX companies, about recent EnviroMission announcements that point to increased Solar Tower development activity in the United States.

EnviroMission's commitment to Solar Tower development was restated for Australia ahead of confirmation of EnviroMission's increased involvement in Solar Tower development activities in the US.

In talking about the push into the US, Mr. Davey confirmed a development strategy that is responsive to the "higher solar radiation levels and very very attractive power prices" in that market.

Mr. Davey referred to development inroads achieved through front end engineering and design that are now expected to increase the capacity of electricity generation and commerciality of Solar Towers for increased competitiveness with coal and gas generators.

Commenting about EnviroMission's opportunities, Mr. Davey was confident that "with the environment on the front page . . . and the economics (of energy) changed dramatically, the window is wide open" for Solar Tower development.

Ends.

Enquiries
Kim Forte
Communications Director
communications@enviromission.om.au
+61414690356

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Monday 12 February, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

Solar Tower Prospects Firm in Ward County

Prospects for the development of EnviroMission's Solar Tower renewable energy technology have firmed in Ward County, Texas, following positive pre-feasibility findings that showed a strong fit for the technology in an area with high solar radiation gain approaching 2400kwhm^2.

A feasibility study that includes installation of meteorological equipment is now underway on land made available to EnviroMission in Monahans, Ward County's largest town, in a show of support for the concept in the region.

Mayor of Monahans, Mr David Cutbirth, speaking also on behalf of the Monahans Chamber of Commerce and Economic Development said "Texas knows energy and this is just a cleaner more sustainable version of what has been the backbone of our economy until now.

"All that can be done will be done to elevate Ward County's prospects in the race to be home of the first US Solar Tower to also reinforce the outstanding solar capacity Texas is able to offer in a new energy age."

Mr Cutbirth has gone so far as to provide access to his private land for the installation of the weather station to facilitate a timely start to the feasibility study as a number of sites in the area are assessed for viability against EnviroMission's development matrix.

Ward County is located in West Texas and is serviced by the ERCOT (Electricity Reliability Council of Texas) grid that transmits electricity exclusively in Texas.

With two separate Solar Tower site feasibility studies now underway in Texas, a new level of competition has been introduced in the development model that is reasonably expected to improve overall commerciality where incentives are adopted to strengthen the merit of each case bid.

Solar Tower development in the south west region of the US will also meet core objectives of the commercialisation pathway indicated in EnviroMission's 2006 application to the Low Emission Technology Demonstration Fund (LETDF); development can now move forward unencumbered of any constraints likely to have been imposed under an LETDF deed of agreement and frees the development decision and timetable to occur on a case by case basis in domestic and international markets.

Ends.

Roger C. Davey
Executive Chairman
Chief Executive Officer
EnviroMission Limited

Enquiries to:
Ms Kim Forte
Communications Director
+61414690356

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Wednesday 07 February, 2007

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

More Solar Tower Sites on US Radar

Scope for development of EnviroMission's Solar Tower renewable energy concept has widened in the US with another feasibility study now underway, this time in El Paso County, Texas.

A weather station has been installed on land beside the El Paso County Sherriff's Annex to gather meteorological data for a pre-feasibility study to evaluate the viability of Solar Tower operation in the district.

El Paso County Judge, Mr. Anthony Cobos, announced enthusiasm for the development of Solar Towers in the county, saying "key drivers for the County's support are based on the strong case for the economics of sustainability and energy independence."

Sites flagged for development in El Paso are characteristically flat and arid with regional solar radiation data from NASA and the National Renewable Energy Laboratory (NREL) suggesting extremely favorable conditions for Solar Tower operation.

Sites under consideration are also all in close proximity to the end of the Western grid in order to increase interest with local power authorities seeking large-scale renewable energy projects to meet the high mandated renewable energy targets in Texas.

Feasibility studies now underway in the US are anticipated to show ideal conditions and economics for Solar Tower development in line with US government and energy market policy.

Solar Tower development in the south west region of the US will also meet core objectives of the commercialisation pathway indicated in EnviroMission's 2006 application to the Low Emission Technology Demonstration Fund (LETDF); development can now move forward unencumbered of any constraints likely to have been imposed under an LETDF deed of agreement and frees the development decision and timetable to occur on a case by case basis in domestic and international markets.

Ends.

Roger C. Davey
Executive Chairman
Chief Executive Officer
EnviroMission Limited

Enquiries to:
Ms Kim Forte
Communications Director
+61414690356
kforte@enviromission.com.au

END